

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2015

Joseph P. Bellino
Vice President, Treasurer and Chief Financial Officer
Ducommun Incorporated
23301Wilmington Avenue
Carson, CA 90745

   **Re: Ducommun Incorporated
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed April 10, 2015
     File No. 001-08174**

Dear Mr. Bellino:

  We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Lyn Shenk

            Lyn Shenk
            Branch Chief
            Office of Transportation and Leisure